Exhibit 99.1

Ciba Specialty Chemicals Inc.	Ciba Spezialitätenchemie AG	Ciba Spécialités Chimiques SA
Switzerland	Schweiz	Suisse

Page 1 of 2 November 22, 2006 Basel, Switzerland

News Release

Ciba Specialty Chemicals appoints new Chief Financial Officer

•	Jürg Fedier will become new Chief Financial Officer and member of the Executive Committee

•	Michael Jacobi will leave Ciba Specialty Chemicals

The Board of Directors of Ciba Specialty Chemicals has appointed Jürg Fedier (Swiss, 51) as new Chief Financial Officer and member of the Chairman’s Committee as well as the Operational Executive Committee. He will succeed Michael Jacobi in this position as of March 2007.

Jürg Fedier currently is Head of Finance at Dow Chemical Europe and a member of the Executive Board. He has held a number of leading international positions in finance over the past 25 years, working in the USA, in Asia and in Europe.

Michael Jacobi (53) will leave the Company following his wish to pursue a new career path after ten years as Chief Financial Officer.

Armin Meyer, Chairman of the Board and Chief Executive Officer of Ciba Specialty Chemicals, comments: “I’d like to welcome Jürg Fedier to our executive leadership team. His international expertise in many areas of the chemical industry and his broad financial know-how are important prerequisites for serving successfully as CFO at our Company. I thank Michael Jacobi, also on behalf of the Board of Directors and the Executive Committee, for leading the finance organization successfully over many years, for his valuable contribution to the development of Ciba Specialty Chemicals and for a positive collaboration. We wish him all the best for the future.”

***

Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life - adding performance, protection, color and strength to plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2005, the Company’s continued operations generated sales of CHF 6.1 billion and invested over CHF 270 million in R&D.

Virtual news kit: www.cibasc.com/media
•	Press release
•	CV Jürg Fedier
•	Photo (JPG): Jürg Fedier

For further information please contact:

Media:	Tel. +41 61 636 444	Fax +41 61 636 3019

Investor Relations:	Tel. +41 61 636 5081	Fax +41 61 636 5111